BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. ANNOUNCES TEST RESULTS ON ITS TEST WELL IN LOUISIANA

TORONTO, ON – October 24, 2005, Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), reported on October 19, 2005 that the drilling on its test well, Placide Richard No. 1 in Calcasieu Parish (“the Well”), Louisiana had reached its projected depth of 15,378’. The results of various technical tests completed over the past five days were as follows:

Electric log analysis completed by Baker Hughes Inc., Keystone Oil Company, the project operator and others were supported by data obtained from wireline formation tests completed by Baker Hughes Inc. and Schlumberger Limited. These lines of evidence led the project operator to conclude that a commercial completion could not be made and that Placide Richard No. 1 should be plugged and abandoned.

Bontan which had a 49% gross working interest in the project will not be renewing its interest in the lease. Further to these test results Bontan may conduct an independent review by a registered petroleum geologist or geophysicist of all the technical data pertinent to the area of interest.

 Robert O. Gross, President of Keystone Oil Company Inc. commented:  “Drilling of the No.1 Richard well validated our seismic methodology for mapping the thickness and distribution of high porosity channel sands.  The objective sands, however, contained only residual gas rather than commercially producible gas volumes. Differentiating between high and low gas saturation reservoirs using seismic data has been an industry challenge for many years. While additional processing is planned to address this issue, we are recommending that the well should meanwhile be plugged.”

Mr. Kam Shah, CEO comments “We are of course disappointed by the results. Significant time, effort and money was invested into the prospect.  We felt that the prospect offered an appropriate level of risk to reward potential based on the original technical indications including 3-D seismic and the many years experience of our partners in the project all of which are former senior oil and gas company executives. Going forward we intend to work hard to increase shareholder value and restore confidence in our securities. Fortunately, after our successful and profitable investment in the oil and gas exploration project in Papua New Guinea operated by InterOil Corp, in which the company made almost $1.9M and in addition with the exercise of warrants priced at $1.00. The Company has approximately $2M in cash and short term securities and has no debt.  We remain extremely bullish on the natural resource sector and at this time are evaluating new oil and gas drilling prospects as well as joint venture opportunities. We are very confident that we will identify an appropriate opportunity relatively quickly. We appreciate the support of our existing shareholders and hope to reward them with success in the future.”

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806. To find out more about Bontan Corporation Inc. (OTCBB: BNTNF), visit our website at www.bontancorporation.com.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.